As filed with the Securities and Exchange Commission on March 31, 2004
                                             Securities Act File No. 333-72104
                                     Investment Company Act File No. 811-10561
===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  SCHEDULE TO
                         ISSUER TENDER OFFER STATEMENT
  (Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934)

                         DB Hedge Strategies Fund LLC
                               (Name of Issuer)

                         DB Hedge Strategies Fund LLC
                     (Name of Person(s) Filing Statement)

                  Units of Limited Liability Company interest
                        (Title of Class of Securities)
                                   23303Q108
                     (CUSIP Number of Class of Securities)


     William G. Butterly, III                          John T. Ferguson, Jr.
Managing Director and Senior Counsel                      Vice President
     Deutsche Asset Management                  DB Hedge Strategies Fund LLC
        25 DeForest Avenue                                25 DeForest Avenue
     Summit, New Jersey 07901                       Summit, New Jersey 07901
         (908) 608-3113                                   (908) 608-3113

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                  Copies to:

    John A. MacKinnon, Esq.                                John H. Kim
Sidley Austin Brown & Wood LLP                    Director and Senior Counsel
      787 Seventh Avenue                           Deutsche Asset Management
 New York, New York 10019                               25 DeForest Avenue
       (212) 839-5300                               Summit, New Jersey 07901
                                                         (212) 336-1672

                           CALCULATION OF FILING FEE

===============================================================================
Transaction Valuation: $2,774,585.10(a)        Amount of Filing Fee: $554.92(b)
===============================================================================
(a) Calculated as the aggregate maximum repurchase price for units of limited liability company interest.
(b)   Calculated at 1/50th of 1% of the Transaction Valuation.
[ ] Check the box if any part of the fee is offset as provided by
Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:____________________________________
Form or Registration No.:__________________________________
Filing Party:____________________________________________________
Date Filed:______________________________________________________
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1.
[x] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
===============================================================================

ITEM 1:         Summary Term Sheet

         DB Hedge Strategies Fund LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to repurchase units of limited liability company interest (the "Units") of the Fund from members of the Fund ("Members"). Subject to the conditions set forth in the Offer to Repurchase and related Letter of Transmittal (attached as Exhibit (a)(1)(ii) and Exhibit
(a)(1)(iii), respectively), the Fund will repurchase up to 2,435 Units (approximately 5% of the outstanding Units as of February 27, 2004) of limited liability company interest that are tendered by Members and not withdrawn prior to 12:00 midnight, Eastern Time, on April 28, 2004, subject to any extensions of the offer to repurchase Units ("Repurchase Offer"). The amount due to any Member whose Units are repurchased will be equal to the value of the Member's capital account or portion thereof based on the Fund's net asset value as of June 30, 2004, or, if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Members (the "Valuation Date"), after giving effect to all allocations, including, but not limited to, withholding tax, to be made to the Member's capital account as of such date. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Repurchase Offer.

         Members may tender all, or a portion of, their Units (defined as a specific dollar value) up to an amount such that they maintain the minimum required capital account balance of $50,000 after the repurchase of Units. If a Member tenders a portion of his or her Units, the Fund reserves the right to repurchase less than the amount a Member tenders if the repurchase would cause the Member's capital account to have less than the required minimum balance of $50,000. If the Fund accepts the tender of all, or a portion of, a Member's Units, the Fund intends to make payment for the Units it repurchases from one or more of the following sources: cash on hand, proceeds from the redemption of interests in the private investment funds in which the Fund invests ("Investment Funds"), or borrowings. Neither the Fund, DB Investment Managers, Inc., the investment adviser of the Fund ("Adviser"), nor directors of the Fund ("Directors") have determined at this time to borrow funds to repurchase Units in connection with the Repurchase Offer. However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to borrow money to fund all or a portion of the repurchase price.

         The Repurchase Offer remains open to Members until 12:00 midnight, Eastern Time, Wednesday, April 28, 2004, or, if the Repurchase Offer is extended, such time and date as the Fund designates in an amended notice to Members ("Repurchase Request Deadline"). Until that time, Members have the right to change their minds and withdraw the tenders of their Units. Units withdrawn may be re-tendered, however, provided that such tenders are made before the Repurchase Request Deadline by following the tender procedures described herein. Members who tender Interests may bear a share of any withdrawal charge imposed on the Fund by any Investment Fund from which the Fund withdraws in order to meet tender requests.

         If a Member would like the Fund to repurchase all or a portion of the Member's Units, the Member should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit (a)(1)(iii), to PFPC Inc., P.O. Box 219, Claymont, Delaware 19703, attention: DB Hedge Strategies Fund LLC, or (ii) fax it to the Adviser, c/o of PFPC Inc. at (302) 791-2790, so that it is received before 12:00 midnight, Eastern Time, on Wednesday, April 28, 2004. If the Member chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to PFPC Inc. promptly after it is faxed (although the original does not have to be received before 12:00 midnight, Eastern Time, on Wednesday, April 28, 2004). Of course, the value of Units will change between February 27, 2004 (the last time prior to the date of this filing as of which the Fund's net asset value has been calculated), and June 30, 2004, the date as of which the value of Units will be determined for purposes of calculating the repurchase price of Units. Members may obtain the net asset value of their Units, which the Fund calculates monthly based on the information the Fund receives from the investment advisers of the Investment Funds, by contacting the Adviser, c/o PFPC Inc., at (302) 791-2810 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

         Please note that just as each Member has the right to withdraw the tender of Units, the Fund has the right to cancel, amend, suspend or postpone this Repurchase Offer at any time before 12:00 midnight, Eastern Time, on Wednesday, April 28, 2004. Also realize that although the Repurchase Offer expires on April 28, 2004, a Member that tenders Units for repurchase will remain a Member with respect to the Units tendered and accepted for repurchase by the Fund through June 30, 2004, when the net asset value of the Member's Units tendered to the Fund for repurchase is calculated. The Fund expects to pay Members in cash approximately on July 30, 2004.

ITEM 2.         Subject Company Information

         The information required by Item 2 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(ii)) and the Letter of Transmittal (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 3.         Identity and Background of Filing Person.

         (a) The name of the filing person is DB Hedge Strategies Fund LLC. The Fund's address is 25 DeForest Avenue, Summit, New Jersey 07901, and the Fund's telephone number is, c/o Scudder Distributors Inc., (888) 262-0695. The Adviser of the Fund is DB Investment Managers, Inc. The Adviser's address is 25 DeForest Avenue, Summit, New Jersey 07901, and the Adviser's telephone number is (908) 608-3000. The Fund's Directors are Nolan T. Altman, Louis S. Citron, Edward T. Tokar and Raymond C. Nolte. Their address is c/o DB Absolute Return Strategies, 25 DeForest Avenue, Summit, New Jersey 07901.

         (b) - (d) Not applicable.

ITEM 4.         Terms of the Transaction

         The information required by Item 4 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(ii)) and the Letter of Transmittal (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 5.         Past Contracts, Transactions, Negotiations and Agreements

         (a) - (d) Not applicable.

         (e) Under the Fund's Limited Liability Operating Agreement ("LLC Agreement"), which was included as an appendix to the Fund's prospectus contained in a pre-effective amendment to the Fund's registration statement on Form N-2, as filed with the SEC via EDGAR on July 23, 2003, and as disclosed in the Fund's prospectus dated September 8, 2003 (the "Prospectus"), the Fund's Board of Directors has sole discretion to determine whether the Fund will repurchase Units from Members from time to time pursuant to written tenders. The Prospectus discloses that the Adviser expects that it will recommend to the Board of Directors four times each year, in March, June, September and December, that the Fund repurchase Units from Members. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Repurchase Offer (whether or not legally enforceable) between or among: (i) the Fund, the Adviser, any Director of the Fund, or any person controlling the Fund, the Adviser or any Director of the Fund; and (ii) any person, with respect to Units. However, the LLC Agreement provides that the Fund will be dissolved if any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender all of such Member's Units for repurchase by the Fund has not been given the opportunity to so tender within a period of two years after the request (whether in a single repurchase offer or multiple consecutive offers within the two-year period). A Member who intends to cause the Fund to be dissolved must so indicate in a separate written request submitted within the applicable two-year period.

ITEM 6. Purposes of the Repurchase Offer and Plans or Proposals of the Fund and its Affiliates.

         The information required by Item 6 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(ii)) and the Letter of Transmittal (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 7.         Source and Amount of Funds or Other Consideration

         The information required by Item 7 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(ii)) and the Letter of Transmittal (Exhibit (a)(I)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 8.         Interest in Securities of the Fund

         The information required by Item 8 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(ii)) and the Letter of Transmittal (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 9.      Persons/Assets, Retained, Employed, Compensated or Used

         (a) No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Repurchase Offer.

         (b) Not applicable.

ITEM 10.        Financial Statements.

         (a) The information required by Item 10(a)-(b) is incorporated by reference to the Fund's audited financial statements for the period June 28, 2002 (commencement of operations) through March 31, 2003, previously filed on EDGAR on Form N-30D on June 5, 2003, which the Fund has prepared and furnished to members pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act.

         (b) Not applicable.

ITEM 11.        Additional Information.

         (a)    (1) None.
                (2) None.
                (3) Not applicable.
                (4) Not applicable.
                (5) None.

         (b) The Offer to Repurchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

ITEM 12.        Exhibits.

         (a)(1) (i) Cover Letter to the Offer to Repurchase and Letter of Transmittal.
               (ii) Offer to Repurchase.
              (iii) Form of Letter of Transmittal.
               (iv) Form of Notice of Withdrawal of Tender.
         (a)(2) - (4) Not Applicable
          (5) (i). Audited Financial Statements of the Fund for the fiscal year ended March 31, 2003.*
              (ii). Consent of PricewaterhouseCoopers LLP.

ITEM 13.        Information Required by Schedule 13E-3.

         Not applicable.




--------
* Incorporated by reference to the Fund's Annual Report for the fiscal year ended March 31, 2003 on Form N-30D as filed with the Securities and Exchange Commission ("SEC") on June 5, 2003.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        DB Hedge Strategies Fund LLC

                           By: /s/ Marielena Glassman
                               ---------------------------
                               Name:    Marielena Glassman
                               Title:   Vice President and Assistant Treasurer




March 31, 2004

                                 EXHIBIT INDEX

Exhibit
-------

(a)(1)(i)     Cover Letter to the Offer to Repurchase and Letter of Transmittal
(a)(1)(ii)    Offer to Repurchase
(a)(1)(iii)   Form of Letter of Transmittal
(a)(1)(iv)    Form of Notice of Withdrawal
(a)(5)(ii)    Consent of PricewaterhouseCoopers LLP.

                                                         EXHIBIT (a)(1)(i)

                         DB Hedge Strategies Fund LLC

-------------------------------------------------------------------------------
If you do not want to sell your units of limited liability company interest at this time, please disregard this notice. This is simply a notification of the Fund's tender offer.
-------------------------------------------------------------------------------

March 31, 2004

Dear DB Hedge Strategies Fund LLC Investor:

                  We are writing to inform you of important dates related to the repurchase offer relating to DB Hedge Strategies Fund LLC (the "Fund"). If you are not interested in selling your units of limited liability company interest ("Units") at this time, please disregard this notice and take no action.

                  The repurchase offer period will begin on March 31, 2004 and end on April 28, 2004. The value of Units for purposes of calculating your repurchase price will be determined as of June 30, 2004, and payment will be made in cash on or about July 30, 2004. The purpose of the tender offer is to provide some liquidity to investors who hold Units. Units can be redeemed by means of a tender offer only during one of the Fund's announced repurchase offers.

                  Should you wish to sell any of your Units during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to PFPC Inc. in the enclosed postage-paid envelope. If you do not wish to sell any of your interests, simply disregard this notice. No action is required if you do not wish to redeem at this time.

                  All requests to tender Units must be received by the Fund's Sub-Administrator, PFPC Inc., either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by April 28, 2004. If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC Inc. by calling the number below.

                  If you have any questions, please refer to the attached Offer to Repurchase document, which contains additional important information about the repurchase offer, or call your Financial Advisor or PFPC Inc. at
(302) 791-2810.

Sincerely,

DB Hedge Strategies Fund LLC

                                                           EXHIBIT (a)(1)(ii)

                         DB HEDGE STRATEGIES FUND LLC
                              25 DeForest Avenue
                           Summit, New Jersey 07901

 OFFER TO REPURCHASE 2,435 UNITS (APPROXIMATELY 5% OF THE OUTSTANDING UNITS AS
                           OF FEBRUARY 27, 2004) OF
             LIMITED LIABILITY COMPANY INTEREST AT NET ASSET VALUE
                              DATED JUNE 30, 2004

                THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
          12:00 MIDNIGHT, EASTERN TIME, ON WEDNESDAY, APRIL 28, 2004,
                         UNLESS THE OFFER IS EXTENDED

                              SUMMARY TERM SHEET

o WHAT IS THE BACKGROUND AND PURPOSE OF THE REPURCHASE OFFER? The purpose of the Repurchase Offer is to provide limited liquidity to Members who hold Units. The repurchase of Units pursuant to the Repurchase Offer will have the effect of decreasing the net assets of the Fund and increasing the proportionate interest in the Fund of Members who do not tender Units. A reduction in the net assets of the Fund could limit the Fund's access to certain investment opportunities, cause the Fund to sell assets it would not have sold otherwise (including public securities), or result in Members who do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.

o WHAT ARE THE TERMS OF THE REPURCHASE OFFER? We will repurchase up to 2,435 Units (approximately 5% of the outstanding Units as of February 27, 2004) of limited liability company interest at their net asset value. If the offer is oversubscribed, we may repurchase, in our sole discretion, all or only a pro-rata portion of the Units you tender. This offer will remain open until 12:00 midnight, Eastern Time, Wednesday, April 28, 2004, or, if the Repurchase Offer is extended, such time and date as the Fund designates in an amended notice to Members ("Repurchase Request Deadline"). Net asset value will be calculated for this purpose as of June 30, 2004, or, if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Members (the "Valuation Date").

         You must determine whether to tender your Units prior to the Repurchase Request Deadline, but the net asset value at which the Fund will repurchase Units will not be calculated until the Valuation Date. The net asset value can fluctuate and may fluctuate between the date you submit your repurchase request and the Repurchase Request Deadline and the Valuation Date. The net asset values on the Repurchase Request Deadline and the Valuation Date could be higher or lower than on the date you submit a Repurchase Request.

         If you would like to obtain the most recently calculated net asset value of your Units, you may contact PFPC Inc., at the phone number or address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern
         Time).

         Members who tender Interests may bear a share of any withdrawal charge imposed on the Fund by any Investment Fund from which the Fund withdraws in order to meet tender requests.

o WHAT IS THE AMOUNT OF EACH MEMBER'S TENDER? If you tender part of your Units, you must leave an amount equal to at least $50,000 (the "Required Minimum Balance") in the Fund. The Fund reserves the right to reduce the amount of Units repurchased from you so that the Required Minimum Balance is maintained.

o WHAT IS THE PROCEDURE FOR TENDERS? If you would like us to repurchase your Units, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with our offer, to PFPC Inc. at the address/fax number listed on page 2 of this Offer to Repurchase, so that it is received before 12:00 midnight, April 28, 2004. If you choose to fax the Letter of Transmittal, you should mail the original last page of the Letter of Transmittal to PFPC Inc. promptly after you fax it (although the original page does not have to be received before 12:00 midnight, April 28,
         2004). Of course, the value of your Units is likely to change between February 27, 2004 (the last time the Fund's net asset value was calculated), March 31, 2004 (the next time it will be calculated), and June 30, 2004, when the value of your Units will be determined for purposes of calculating your repurchase price. Generally, the net asset value of Units is determined monthly.

         If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC Inc. To assure good delivery, please send the Letter of Transmittal to PFPC Inc. and not to your financial advisor.

o DO MEMBERS HAVE ANY WITHDRAWAL RIGHTS? Following this summary is a formal notice of our offer to repurchase your Units. Our offer remains open to you until 12:00 midnight on April 28, 2004. Until this time, you have the right to change your mind and withdraw your Units from consideration for repurchase. Units withdrawn may be re-tendered, however, provided that such tenders are made before the Repurchase Request Deadline by following the tender procedures described herein.

o WHEN WILL PAYMENT BE MADE TO MEMBERS? We will pay you in cash by approximately July 30, 2004, an amount equal to the net asset value of the Units you tender and we accept. We will obtain cash to pay you from one or more of the following sources: cash on hand, proceeds from the redemption of interests in the private investment funds in which the Fund invests ("Investment Funds"), or borrowings. Payment may be delayed if the Fund has determined to redeem its interests in Investment Funds to make such payments, but has experienced unusual delays in receiving payments from the Investment Funds. Neither the Fund, the Adviser nor Directors have determined at this time to borrow funds to repurchase Units in connection with the Repurchase Offer. However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to borrow money to fund all or a portion of the repurchase price.

o        WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE REPURCHASE OFFER?
         Please note that just as you have the right to withdraw your Units, we have the right to cancel, amend, suspend or postpone this offer at any time before 12:00 midnight, April 28, 2004. Also realize that although the tender offer expires on 12:00 midnight, April 28, 2004, you remain an investor in the Fund until June 30, 2004, when the net asset value of your Units is calculated for purposes of determining the repurchase price of the Units.

o BACKGROUND INFORMATION ABOUT THE FUND. The Fund is registered under the 1940 Act as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The Fund's address is 25 DeForest Avenue, summit, New Jersey 07901, and the Fund's telephone number is, c/o Scudder Distributors Inc., (888) 262-0695.

o WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS? If you elect to tender all of your Units (and if we accept all of your Units), you generally will recognize capital gain or loss to the extent of the difference between the proceeds you receive and your adjusted tax basis in your Units. This capital gain or loss will be short-term or long-term depending upon your holding period for your Units at the time gain or loss is recognized. Your long-term capital gain may be reduced as a result of the special allocations of short-term capital gains that the Fund intends to make to all Members whose tender of Units is accepted. You will recognize ordinary income to the extent your allocable share of the Fund's "unrealized receivables" exceeds your basis in such unrealized receivables, as determined pursuant to the Code and Treasury Regulations. If you tender less than all of your Units to us for repurchase, you will recognize gain (but not loss) in a similar manner, but only to the extent that the amount of proceeds you receive exceeds your aggregate adjusted tax basis in all of your Units.

                         DB HEDGE STRATEGIES FUND LLC
                              25 DeForest Avenue
                           Summit, New Jersey 07901

 OFFER TO REPURCHASE 2,435 UNITS (APPROXIMATELY 5% OF THE OUTSTANDING UNITS
            AS OF FEBRUARY 27, 2004) OF LIMITED LIABILITY COMPANY
                         INTEREST AT NET ASSET VALUE
                              DATED JUNE 30, 2004

                THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
          12:00 MIDNIGHT, EASTERN TIME, ON WEDNESDAY, APRIL 28, 2004,
                         UNLESS THE OFFER IS EXTENDED


To the Investors of
DB Hedge Strategies Fund LLC:

                  DB Hedge Strategies Fund LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to repurchase for cash on the terms and conditions set forth in this offer to repurchase ("Offer to Repurchase") and the related Letter of Transmittal (which together with the Offer to Repurchase constitutes the "Repurchase Offer") 2,435 Units (approximately 5% of the outstanding Units as of February 27, 2004) of limited liability interest in the Fund (the "Units") or portions thereof pursuant to tenders by investors at a price equal to their net asset value as of June 30, 2004, or, if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Members (the "Valuation Date"). If the Fund elects to extend the tender period for any reason, for the purpose of determining the repurchase price for tendered Units, the net asset value of such Units will be determined as of the close of business on the last business day of the calendar quarter in which the tender offer actually expires. This Repurchase Offer is being made to all investors of the Fund ("Members") and is not conditioned on any minimum amount of Units being tendered, but is subject to certain conditions described below. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Liability Company Operating Agreement, dated as of October 23, 2001 (the "LLC Agreement").

                  Members should realize that the value of the Units tendered in this Repurchase Offer likely will change between February 27, 2004 (the last time the Fund's net asset value was calculated), March 31, 2004 (the next time the Fund's net asset value will be calculated) and June 30, 2004, when the value of the Units tendered to the Fund will be determined for purposes of calculating the repurchase price of such Units. Members should also note that although the Repurchase Offer expires at 12:00 midnight, Eastern Time, Wednesday, April 28, 2004, or, if the offer is extended, such time and date as the Fund designates in an amended notice to Members ("Repurchase Request Deadline"), they remain Members in the Fund until the Valuation Date. Generally, the Fund determines its net asset value monthly. Any tendering Members that wish to obtain the most recently calculated net asset value of their Units on this basis should contact PFPC Inc., at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

                  Members desiring to tender all or any portion of their Units in accordance with the terms of the Repurchase Offer should complete and sign the attached Letter of Transmittal (the last page will suffice) and mail or fax it to the Fund in the manner set forth below.

                                   IMPORTANT

                  Neither the Fund, DB Investment Managers, Inc., the Fund's investment adviser ("Adviser"); any affiliate of the Adviser; nor any of the directors of the Fund makes any recommendation to any Member as to whether to tender or refrain from tendering Units. Members must make their own decisions whether to tender Units, and if so, the portion of their Units to tender.

                  Because each Member's investment decision is a personal one based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether investors should tender Units pursuant to the Repurchase Offer. No person has been authorized to give any information or to make any representations in connection with the Repurchase Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

                  This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

                  Questions and requests for assistance and requests for additional copies of the Repurchase Offer may be directed to PFPC Inc., the Fund's Sub-Administrator.

March 31, 2004

                        PFPC Inc.
                        P.O. Box 219
                        Claymont, Delaware 19703
                        Attention: DB Hedge Strategies Fund LLC

                        Phone:  (302) 791-2810
                        Fax:    (302) 791-2790

                               TABLE OF CONTENTS

1.    Background and Purpose of the Repurchase Offer.........................4
2.    Offer to Repurchase and Price..........................................4
3.    Amount of Tender.......................................................4
4.    Procedure for Tenders..................................................5
5.    Withdrawal Rights......................................................5
6.    Repurchases and Payment................................................5
7.    Certain Conditions of the Repurchase Offer.............................6
8.    Certain Information About the Fund.....................................6
9.    Certain Federal Income Tax Consequences................................7
10.   Miscellaneous..........................................................7

         1. Background and Purpose of the Repurchase Offer. The purpose of the Repurchase Offer is to provide limited liquidity to Members who hold Units. The Fund's prospectus, dated September 8, 2003 (the "Prospectus"), provides that the Fund may offer, from time to time, pursuant to written tenders, to repurchase its outstanding Units from Members, and that the directors of the Fund ("Directors") have the discretion to determine whether the Fund will offer to repurchase its outstanding Units. The Prospectus also states that the investment adviser of the Fund, DB Investment Managers, Inc. (the "Adviser"), expects it will recommend to the Directors four times each year, in March, June, September and December, that the Fund repurchase Units from Members. Because there is no secondary trading market for Units and transfers of Units are prohibited without prior approval of the Fund, the Directors have determined, after consideration of various matters, including, but not limited to, those set forth in the Prospectus, that the Repurchase Offer is in the best interests of Members of the Fund to provide some liquidity for Units as contemplated in the Prospectus. The Directors intend to consider, in March, June, September and December of each year, the continued desirability of the Fund making offers to repurchase Units, but the Fund is not required to make any such offer.
         The repurchase of Units pursuant to the Repurchase Offer will have the effect of decreasing the net assets of the Fund and increasing the proportionate interest in the Fund of Members who do not tender Units. A reduction in the net assets of the Fund could limit the Fund's access to certain investment opportunities, cause the Fund to sell assets it would not have sold otherwise (including public securities), or result in Members who do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. The effects of decreased Fund size and increased proportionate Units of Members who do not tender may be reduced or eliminated to the extent that additional subscriptions for Units are made from time to time.
         Units that are tendered to the Fund in connection with this Repurchase Offer will be retired. The Fund may issue Units to "Eligible Investors," as that term is defined in the Prospectus, from time to time. The Fund currently expects that it will continue to accept subscriptions for Units on a monthly basis.

         2. Offer to Repurchase and Price. The Fund will repurchase, upon the terms and subject to the conditions of the Repurchase Offer, up to 2,435 Units (approximately 5% of those outstanding Units as of February 27,
2004) of limited liability company interest that are properly tendered by and not withdrawn (in accordance with Section 5 below) before the Repurchase Request Deadline. The Fund reserves the right to extend, amend or cancel the Repurchase Offer, or postpone the acceptance of Units tendered pursuant to the Repurchase Offer, as described in Sections 3 and 7 below. The repurchase price of a Unit tendered will be its net asset value as of the Valuation Date, after giving effect to all allocations, including, but not limited to, withholding tax, to be made to the Member's capital account as of such date.
         As of the close of business on February 27, 2004, there were 48,699.53 Units outstanding (or approximately $55,491,057.00 outstanding in capital of the Fund held in Units (based on the net asset value of such Units)). Generally, the Fund determines its net asset value monthly. Members may obtain the most recently calculated information regarding the net asset value of their Units by contacting PFPC Inc., at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). Of course, the value of the Units tendered by the Members likely will change between February 27, 2004 (the last time net asset value was calculated), March 31, 2004 (the next time it will be calculated), and June 30, 2004, the Valuation Date.

         3. Amount of Tender. Members may tender all their Units or a portion of their Units. The Repurchase Offer is being made to all Members of the Fund and is not conditioned on any minimum amount of Units being tendered. If you tender part of your Units, you must leave an amount equal to at least $50,000 in the Fund (the "Required Minimum Balance"). The Fund reserves the right to reduce the amount of Units repurchased from you so that the Required Minimum Balance is maintained.
         If the amount of the Units that are properly tendered pursuant to the Repurchase Offer, and not withdrawn pursuant to Section 5 below, is less than or equal to 2,435 (or such greater amount as the Fund may elect to repurchase pursuant to the Repurchase Offer), the Fund will, on the terms and subject to the conditions of the Repurchase Offer, repurchase all of the Units so tendered unless the Fund elects to cancel or amend the Repurchase Offer, or postpone acceptance of tenders made pursuant to the Repurchase Offer, as provided in Section 7 below. If more than 2,435 Units are duly tendered to the Fund before the Repurchase Request Deadline and not withdrawn pursuant to
Section 5 below, the Fund will, in its sole discretion, either (a) purchase an additional amount of Units not to exceed 2% of the Units outstanding as of the Repurchase Request Deadline in conformity with Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934; (b) extend the Repurchase Offer, if necessary, and increase the amount of Units that the Fund is offering to repurchase, to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Repurchase Offer; or (c) accept Units tendered on or before the Repurchase Request Deadline for payment on a pro-rata basis based on the aggregate net asset value of tendered Units. The Repurchase Offer may be extended, amended or canceled in various other circumstances described in Section 7 below. The Adviser does not intend to tender any Units in the Repurchase Offer.

         4. Procedure for Tenders. Members wishing to tender Units pursuant to the Repurchase Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to PFPC Inc., to the attention of DB Hedge Strategies Fund LLC, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to PFPC Inc., also to the attention of DB Hedge Strategies Fund LLC, at the fax numbers set forth on page 2. The completed and executed Letter of Transmittal must be received by PFPC Inc., either by mail or by fax, no later than the Repurchase Request Deadline. The Fund recommends that all documents be submitted to PFPC Inc. by certified mail, return receipt requested, or by facsimile transmission. An investor choosing to fax a Letter of Transmittal to PFPC Inc. must also mail the original completed and executed Letter of Transmittal (the last page will suffice) to PFPC Inc. promptly thereafter. If a Member elects to tender, it is the tendering Member's responsibility to confirm receipt of the Letter of Transmittal or other document with PFPC Inc.
         Members wishing to confirm receipt of a Letter of Transmittal may contact PFPC Inc. at the address and phone number set forth on page 2. The method of delivery of any documents is at the election and complete risk of the Member tendering its Units, including, but not limited to, the failure of PFPC Inc. to receive any Letter of Transmittal or other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Repurchase Offer or any defect in any tender with respect to any particular Unit or any particular Member, and the Fund's interpretation of the terms and conditions of the Repurchase Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund, the Adviser nor the Directors shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

         5. Withdrawal Rights. Any Member tendering Units pursuant to this Repurchase Offer may withdraw its tender at any time on or before the Repurchase Request Deadline. To be effective, any notice of withdrawal must be timely received by PFPC Inc. at the address or fax numbers set forth on page
2. A form to use to give notice of withdrawal is enclosed herewith. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Repurchase Offer. However, withdrawn Units may be tendered prior to the Repurchase Request Deadline by following the procedures described in Section 4.

         6.   Repurchases and Payment. For purposes of the Repurchase
Offer, the Fund will be deemed to have accepted Units that are tendered if and when it gives oral or written notice to the tendering Member of its election to repurchase such Units. As stated in Section 2 above, the repurchase price of a Unit tendered by any investor will be the net asset value thereof as of the Valuation Date. If the Fund elects to extend the tender period for any reason, the net asset value of such Units, for the purpose of determining the repurchase price for tendered Units, will be determined as of the close of business on the last business day of the calendar quarter in which the tender offer actually expires.
         The Fund expects to pay Members for tendered units approximately on July 30, 2004. Payment for tendered Units that are accepted for repurchase will be made via wire transfer in accordance with the instructions provided in the Letter of Transmittal.
         The Fund expects that payment for Units acquired pursuant to the Repurchase Offer will be derived from the following sources: cash on hand, proceeds from the redemption of interests in the private investment funds in which the Fund invests ("Investment Funds"), or borrowings. Payment may be delayed if the Fund has determined to redeem its interests in Investment Funds to make such payments, but has experienced unusual delays in receiving payments from the Investment Funds. Neither the Fund, the Adviser nor Directors have determined at this time to borrow funds to repurchase Units in connection with the Repurchase Offer. However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to borrow money to fund all or a portion of the repurchase price.
         Members who tender Interests may bear a share of any withdrawal charge imposed on the Fund by any Investment Fund from which the Fund withdraws in order to meet tender requests.

         7. Certain Conditions of the Repurchase Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Repurchase Offer is pending by notifying Members of such extension. If the Fund elects to extend the tender period for any reason, for the purpose of determining the repurchase price for tendered Units, the net asset value of such Units will be determined as of the close of business on the last business day of the calendar quarter in which the tender offer actually expires. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Repurchase Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Repurchase Offer, in the circumstances set forth in the following paragraph, to: (a) cancel the Repurchase Offer and in the event of such cancellation, not to repurchase or pay for any Units tendered pursuant to the Repurchase Offer; (b) suspend or amend the Repurchase Offer; or (c) postpone the acceptance of Units. If the Fund determines to amend the Repurchase Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Repurchase Offer is open as provided above and will promptly notify Members.
         The Fund may cancel, suspend or amend the Repurchase Offer, or postpone the acceptance of tenders made pursuant to the Repurchase Offer, by vote of a majority of the Board, including a majority of the Directors who are not "interested persons," within the meaning of the Investment Company Act of 1940, as amended ("Independent Directors"), of the Fund, including but not limited to: (a) for any period during which an emergency exists as a result of which it is not reasonably practicable for the Fund to dispose of securities it owns or to determine the value of the Fund's net assets; (b) for any other periods that the SEC permits by order for the protection of Members; or (c) under such other unusual circumstances as the Board deems advisable for the benefit of the Fund and its Members. For example, the Fund may cancel, suspend or amend the Repurchase Offer, or postpone the acceptance of tenders made pursuant to the Repurchase Offer, if (a) the Fund would not be able to dispose of securities it owns in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to repurchase Units tendered pursuant to the Repurchase Offer; or (b) there is any (i) legal action or proceeding instituted or threatened challenging the Repurchase Offer or that otherwise would have a material adverse affect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, or (vi) material decrease in the estimated net asset value of the Fund from the net asset value of the Fund as of the commencement of the Repurchase Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Repurchase Offer or to postpone acceptance of tenders pursuant to the Repurchase Offer.

         8. Certain Information About the Fund. The Fund is registered under the 1940 Act as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The Fund's address is 25 DeForest Avenue, Summit, New Jersey 07901, and the Fund's telephone number is, c/o Scudder Distributors Inc., (888) 262-0695. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement. The Fund's Directors are Nolan T. Altman, Louis S. Citron, Edward T. Tokar and Raymond C. Nolte. Their address is c/o DB Absolute Return Strategies, 25 DeForest Avenue, Summit, New Jersey 07901.
         The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Units (other than the Fund's intention to accept subscriptions for Units from time to time in the discretion of the Fund) or the disposition of Units, other than as disclosed in the Prospectus; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the repurchase price for Units acquired pursuant to this Repurchase Offer or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by
Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.
         During the past 60 days, other than the monthly acceptance of subscriptions for Units and the offer to repurchase Units on December 23, 2003, no transactions involving the Units were effected by the Fund, the Adviser of the Fund, the Directors or any person controlling the Fund or controlling the Adviser or any Directors of the Fund.
         As of February 27, 2004, the Adviser beneficially owned $27,634,475, or 49.8%, of outstanding Units, and thereby may be deemed to have controlled the Fund as of that date. These Units reflect the Adviser's initial contribution of capital to the Fund of $25,000,000 prior to the Units being publicly offered.

         9. Certain Federal Income Tax Consequences. The following discussion is a general summary of certain Federal income tax consequences to Members that are subject to Federal income taxation of the repurchase of Units by the Fund from Members pursuant to the Repurchase Offer. Members should consult their own tax advisers for a complete description of the tax consequences to them of a repurchase of their Units by the Fund pursuant to the Repurchase Offer.
         A Member who tenders all its Units (and whose entire interest is accepted) to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such Member and such Member's adjusted tax basis in its Units. This capital gain or loss will be short-term or long-term depending upon the Member's holding period for its Units at the time the gain or loss is recognized. A tendering Member will recognize ordinary income to the extent such Member's allocable share of the Fund's "unrealized receivables" exceeds the Member's basis in such unrealized receivables, as determined pursuant to the Treasury Regulations. A Member who tenders less than all its Units to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received exceeds such Member's aggregate adjusted tax basis in all its Units.
         A Member's basis in its Units is adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods through the Valuation Date. Pursuant to the authority granted to it under the LLC Agreement, the Adviser intends to specially allocate items of Fund capital gain, including short-term capital gain, to a withdrawing Member to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Units. Such a special allocation may result in the withdrawing Member recognizing capital gain, which may include short-term gain, in the Member's last taxable year in the Fund, thereby potentially reducing the amount of any long-term capital gain that, absent the special allocation, would otherwise have been recognized by the withdrawing Member.

         10. Miscellaneous. The Repurchase Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Repurchase Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund reserves the right to exclude Members from the Repurchase Offer in any jurisdiction in which it is asserted that the Repurchase Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Repurchase Offer.
         The financial information of the Fund for the fiscal year ended March 31, 2003 is incorporated by reference to the Fund's audited financial statements for the period June 28, 2002 (commencement of operations) through March 31, 2003, previously filed on EDGAR on Form N-30D on June 5, 2003, which the Fund has prepared and furnished to members pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act.
         The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Repurchase Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting PFPC Inc. at the address and phone number set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, DC 20549.

                                                          EXHIBIT (a)(1)(iii)

                             LETTER OF TRANSMITTAL

       to be used to Tender Units of Limited Liability Company Interest in

                         DB Hedge Strategies Fund LLC

                      Pursuant to the Offer to Repurchase
                             Dated March 31, 2004

                  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                  AT, AND THIS LETTER OF TRANSMITTAL MUST BE
                  RECEIVED BY PFPC INC. EITHER BY MAIL OR BY
                   FAX BY, 12:00 MIDNIGHT, EASTERN TIME, ON
                     WEDNESDAY, APRIL 28, 2004, UNLESS THE
                              OFFER IS EXTENDED.

         Complete The Last Page of This Letter Of Transmittal and Fax or Mail in the Enclosed Postage-Paid Envelope To:

                                   PFPC Inc.
                                 P.O. Box 219
                           Claymont, Delaware 19703
                    Attention: DB Hedge Strategies Fund LLC

                          For additional information:
                             Phone: (302) 791-2810
                              Fax: (302) 791-2790

        To Assure Good Delivery, please send this Letter of Transmittal to PFPC Inc. and not to your Financial Advisor.

        If you do not wish to sell any of your Units, please disregard this Letter of Transmittal.

              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

         The undersigned hereby tenders to DB Hedge Strategies Fund LLC, a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the units of limited liability company interest in the Fund or portion thereof held by the undersigned ("Units"), described and specified below, on the terms and conditions set forth in the offer to repurchase, dated March 31, 2004 ("Offer to Repurchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constituted the "Repurchase Offer"). The tender and this Letter of Transmittal are subject to all the terms and conditions set forth in the Offer to Repurchase, including, but not limited to, the absolute right of the Fund to reject any and all tenders determined by it, in its sole discretion, not to be in the appropriate form.

         The undersigned hereby sells to the Fund Units tendered hereby pursuant to the Repurchase Offer. The undersigned hereby warrants that the undersigned has full authority to Units tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are repurchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Repurchase Offer.

         The undersigned recognizes that under certain circumstances set forth in the Repurchase Offer, the Fund may not be required to repurchase any of the Units tendered hereby. The undersigned recognizes that, if the Repurchase Offer is oversubscribed, not all of the undersigned's Units will be repurchased.

         The undersigned acknowledges that the method of delivery of any documents is at the election and the complete risk of the undersigned, including, but not limited to, the failure of the Fund's sub-administrator, PFPC Inc., to receive any Letter of Transmittal or other document.

         Payment for tendered Units that are accepted for repurchase will be made via wire transfer. The amount of the payment will be based on the Fund's net asset value, the calculation of which is described in the Fund's Prospectus under the heading "Net Asset Valuation," as of June 30, 2004, or, if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Members.

         All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Repurchase, this tender is irrevocable.

         If you do not want to sell your units of limited liability company interest at this time, please disregard this notice. This is simply notification of the Fund's tender offer. If you choose to tender, you are responsible for confirming that PFPC Inc. has received your documents. To assure good delivery, please send this page to PFPC Inc. and not to your Financial Advisor.




                         Please fax or mail (the following pages only) in the enclosed postage-paid envelope (if by mail) as instructed on the following pages.

Part 1.  Name:

Name of Member: ________________________________|
Phone #__|__|__| |__|__|__| |__|__|__|__|

Part 2. Amount of Units of Limited Liability Interest to be Tendered:

|__| Entire amount of units of limited liability company interest (pro-rated, if oversubscribed).

|__| Partial amount of units of limited liability company interest expressed as a specific dollar value, $_____________________ subject to maintenance of a minimum limited liability company interest equal to $50,000 (the "Required Minimum Balance"). The undersigned understands that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Fund reserves the right to reduce the amount to be repurchased from the undersigned so that the Required Minimum Balance is maintained.

Part 3. Wire Transfer Instructions

---------------------------------------------------------------------------------------------------------------------
Bank:
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Address:
---------------------------------------------------------------------------------------------------------------------
                                         (city)                                 (state)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
ABA #:
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Account Name:
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Account #:
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
For the Account of:
---------------------------------------------------------------------------------------------------------------------

Part 4.  Signature(s):

----------------------------------------------------------------------------------------------------------------------
FOR INDIVIDUAL MEMBERS AND JOINT TENANTS:
----------------------------------------
----------------------------------------------------------------------------------------------------------------------
Signature:                                                 ___________________________________________________________
                                                           (Signature of Owner(s) Exactly as Appeared on Member
                                                           Certification)/Date
---------------------------------------------------------------------------------------------------------------------
Print Name of Member:                                      __________________________________________________________

---------------------------------------------------------------------------------------------------------------------
Joint Tenant Signature:
(If joint tenants, both must sign.)                        __________________________________________________________
                   --------------                          (Signature of Owner(s) Exactly as Appeared on Member
                                                           Certification)/Date
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Print Name of Joint Tenant:                                __________________________________________________________
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------




                                      3

---------------------------------------------------------------------------------------------------------------------
FOR OTHER MEMBERS:
-----------------
---------------------------------------------------------------------------------------------------------------------
Print Name of Member:                                      __________________________________________________________

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Signature:                                                 __________________________________________________________
                                                           (Signature of Owner(s) Exactly as Appeared on Member
                                                           Certification)/Date
---------------------------------------------------------------------------------------------------------------------
Print Name of Signatory and Title:                         __________________________________________________________
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Co-Signatory if necessary                                  __________________________________________________________
                                                           (Signature of Owner(s) Exactly as Appeared on Member
                                                           Certification)/Date
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Print Name and Title of Co-Signatory:                      __________________________________________________________
---------------------------------------------------------------------------------------------------------------------



                                                              Please fax or mail these pages to:

                                                              PFPC Inc.
                                                              P.O. Box 219
                                                              Claymont, Delaware 19703
                                                              Attention: DB Hedge Strategies Fund LLC

                                                              For additional information:
                                                              Phone:   (302) 791-2810
                                                              Fax:     (302) 791-2790


                                                           EXHIBIT (a)(1)(iv)

                        NOTICE OF WITHDRAWAL OF TENDER

      To be used to Withdraw Units of Limited Liability Company Interest in

                         DB Hedge Strategies Fund LLC

                 Tendered Pursuant to the Offer to Repurchase
                             Dated March 31, 2004

                  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                   AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
                  RECEIVED BY PFPC INC. EITHER BY MAIL OR BY
                   FAX BY, 12:00 MIDNIGHT, EASTERN TIME, ON
                     WEDNESDAY, APRIL 28, 2004, UNLESS THE
                              OFFER IS EXTENDED.

            Complete this Notice of Withdrawal and Fax or Mail to:

                                   PFPC Inc.
                                 P.O. Box 219
                           Claymont, Delaware 19703

                      Attn: DB Hedge Strategies Fund LLC

                          For additional information:
                             Phone: (302) 791-2810
                              Fax: (302) 791-2790

        To assure good delivery, please send this Notice of Withdrawal to PFPC Inc. and not to your Financial Advisor.

-------------------------------------------------------------------------------
 You are responsible for confirming that this Notice is received by PFPC Inc.
    To assure good delivery, please send this page to PFPC Inc. and not to your Financial Advisor.
-------------------------------------------------------------------------------


Ladies and Gentlemen:

Please withdraw the tender previously submitted by the undersigned in a Letter of Transmittal.
---------------------------------------------------------------------------------------------------------------------
FOR INDIVIDUAL MEMBERS AND JOINT TENANTS:
-----------------------------------------
----------------------------------------------------------------------------------------------------------------------
Signature:                                             _______________________________________________________________
                                                       (Signature of Owner(s) Exactly as Appeared on Member
                                                       Certification)/Date
---------------------------------------------------------------------------------------------------------------------
Print Name of Member:                                  ______________________________________________________________
---------------------------------------------------------------------------------------------------------------------
Joint Tenant Signature:
(If joint tenants, both must sign.)                    ______________________________________________________________
                                                       (Signature of Owner(s) Exactly as Appeared on Member
                                                       Certification)/Date
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Print Name of Joint Tenant:                            ______________________________________________________________
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
FOR OTHER MEMBERS:
-----------------
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Signature:                                             ______________________________________________________________
                                                       (Signature of Owner(s) Exactly as Appeared on Member
                                                       Certification)/Date
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Print Name of Member:                                  ______________________________________________________________
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Print Name of Signatory and Title:                     ______________________________________________________________
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Co-Signatory if necessary                              ______________________________________________________________
                                                       (Signature of Owner(s) Exactly as Appeared on Member
                                                       Certification)/Date
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Print Name and Title of Co-Signatory:                  ______________________________________________________________
---------------------------------------------------------------------------------------------------------------------




                                                           Exhibit (a)(5)(ii)

                        CONSENT OF INDEPENDENT AUDITORS
                       ---------------------------------

         We hereby consent to the incorporation by reference in this Issuer Tender Offer Statement on Schedule TO of our report dated May 22, 2003, relating to the financial statements and financial highlights which appear in the March 31, 2003 Annual Report to Shareholders of DB Hedge Strategies Fund, LLC., which are also incorporated by reference into the Issuer Tender Offer Statement.

PricewaterhouseCoopers LLP

New York, New York
March 29, 2004